Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ In Millions)

Three Months Ended March 31, 2013
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$57
One-Third of Rents, Net of Income from Subleases	7

Total Fixed Charges	$64

Earnings:
Income Before Income Taxes	$591
Fixed Charges	64

Total Earnings	$655

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	10.23x

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$107
One-Third of Rents, Net of Income from Subleases	7

Total Fixed Charges	$114

Earnings:
Income Before Income Taxes	$591
Fixed Charges	114

Total Earnings	$705

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	6.18x